Resolution of Board of Directors
On October 16, 2009, the Board of Directors of POSCO resolved the following:

I. Development of a Synthetic Natural Gas plant

POSCO is planning to invest KRW 1,048,800,000,000 for building a synthetic natural gas plant by 2013 with an annual production capacity of 500,000 tons. Domestic production of synthetic natural gas (produced through a coal-to-gas conversion process utilizing low-quality coal) is expected to substantially reduce Korea’s dependence on imported liquefied natural gas.

II. Contribution Plan for POSCO Educational Foundation

1. Recipient: POSCO Educational Foundation
2. Contribution amount (KRW): 30,000,000,000
3. Others
—. Contribution amount (KRW 30,000,000,000) will be donated within this year.

III. Lease Contract with Domestic Affiliates

POSCO plans to lease Calcination facilities at Pohang and Gwangyang Works with POSCO Refractories & Environment Company, Ltd.

1. Contract amount (KRW): 15,268,060,436
2. Contract Period: Nov. 16, 2009 ~ Nov. 15, 2010

IV. Equity Swap with Kookmin Bank

POSCO and Kookmin Bank decided to execute additional equity swaps on Oct. 19, 2009. POSCO is planning to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion from Kookmin Bank. POSCO would hold 3.68 percent of KB Financial Group’s outstanding shares after the share purchase(POSCO already owned 2.53 percent of KB Financial Group’s outstanding shares).

V. Disposal of Treasury Shares

POSCO decided the amount and the number of outstanding shares of POSCO to be disposed according to execute equity swap with Kookmin Bank.

1. Total number of Shares: 462,962 shares
2. Total amount of Shares (KRW): 249,999,480,000
3. Disposal Date: Oct. 19, 2009